December 23, 2024

John McCutcheon
Chief Executive Officer
EBR Systems, Inc.
480 Oakmead Parkway
Sunnyvale, CA 94085

       Re: EBR Systems, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G Response dated December 17, 2024
           File No. 000-56671
Dear John McCutcheon:

        We have reviewed your December 17, 2024, response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 3, 2024, letter.

Response dated December 17, 2024
Interim Financial Statements
Pre-launch Inventory, page F-37

1.     We note your response to prior comment 1. The amount of pre-launch inventory
       capitalized rather than expensed as research and development has an inherent estimate related to the probable future benefit and realizability of the amounts capitalized. We therefore reiterate our prior comment to expand your disclosures herein, or within your Critical Accounting Estimates on page 75, to provide the following additional disclosures:
           Specifically identify the point during the FDA approval process that you determined a probable future benefit existed and the status of the
FDA   s
           consideration of the safety and efficacy of the system and evaluation of the manufacturing process at that point.
 December 23, 2024
Page 2

             Identify the risks and uncertainties surrounding market acceptance of the system once approved and address how these uncertainties impact the amount of pre-launch inventory capitalized and future realization of the asset.

       Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-
3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   John Sellers, Esq.